Exhibit 3.2
FORM OF CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS
of
SERIES A CONVERTIBLE PREFERRED STOCK
of
RXi PHARMACEUTICALS CORPORATION
(Pursuant to Section 151 of the
Delaware General Corporation Law)
RXi Pharmaceuticals Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) pursuant to authority of the Board of Directors under Section 151 of the Delaware General Corporation Law (“DGCL”), and in accordance with the provisions of its Certificate of Incorporation and Bylaws, adopted the following resolution on [•], 2011, which authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $[•] per share (the “Preferred Stock”):
RESOLVED, that the Board of Directors of the Corporation, pursuant to authority expressly vested in it by the Certificate of Incorporation of the Corporation, hereby creates a series of Preferred Stock, par value $[•] per share, with such respective voting powers and with such respective designations, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions, as set forth below:
I. DESIGNATION AND AMOUNT
The designation of the new series, which consists of [•] shares of Preferred Stock, is the Series A Convertible Preferred Stock (the “Series A Preferred Stock”).
II. CERTAIN DEFINITIONS
For purposes of this Certificate of Designations, the following terms shall have the following meanings:
A.	“Beneficial Ownership” and “Beneficially Owns” shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 13D-G thereunder.

B.	“Change of Control” shall mean any of the following:
(i)	the consolidation, merger or other business combination of the Corporation with or into another entity (other than a consolidation, merger or other business combination in which holders of the Corporation’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, in substantially the same proportion as immediately preceding the transaction, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities);
(ii)	the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation (including, without limitation, any such action effected by the Corporation or any subsidiary of the Corporation by merger, consolidation or otherwise) of all or substantially all of the intellectual property or assets of the Corporation and its subsidiaries, taken as a whole, or the sale or disposition (including, without limitation, any such action effected by the Corporation or any subsidiary of the Corporation by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries;
(iii)	the sale, in a single transaction or series of transactions, of Common Stock and/or Preferred Stock (“Capital Stock”) to any purchaser (a “Purchaser”) who, with the Purchaser’s affiliates, Beneficially Owns (without giving effect to any blocking provisions that would otherwise serve to limit the Purchaser’s ability to exercise purchase rights, conversion rights or other rights to acquire Capital Stock) immediately after such purchase either: (A) a majority of the outstanding Capital Stock of the Corporation, determined on an as-converted basis or (B) a number of shares of Capital Stock that would entitle the holder(s) thereof to elect a majority of the Board; or
(iv)	the consolidation, merger or other business combination of the Corporation with or into another entity that results in the cancellation of shares of Series A Preferred Stock or that results in the conversion of shares of Series A Preferred Stock into (1) shares of any other class or series of capital stock of the Corporation; (2) securities of the Corporation or any other person (or the right to receive any such securities); (3) any property (including, without limitation, cash and the right to receive cash or other property); or (4) any combination of the foregoing.
C.	“Closing Date” means 11:59 p.m. on the date of the closing under the Securities Purchase Agreement, dated September 24, 2011, by and among the Corporation, Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation) and the purchasers named therein, as the same may be amended from time to time (the “Purchase Agreement”).

D.	“Closing Sales Price” means, as of any date, (i) the last trading price of the Common Stock on the principal Trading Market during regular trading hours on which such security is listed or traded as reported by Bloomberg Financial L.P. (or a comparable reporting service of national reputation selected by the Corporation and reasonably acceptable to the Requisite Holders, if Bloomberg Financial L.P. is not then reporting closing sales prices of the Common Stock) (collectively, “Bloomberg”) or (ii) if no last trading price is so reported for such date, the average of the closing bid and ask prices on the principal Trading Market during regular trading hours on which such security is listed or traded as reported by Bloomberg. If the Closing Sales Price cannot be calculated for such Common Stock as of any of such dates on any of the foregoing bases, the Closing Sales Price on such date shall be the fair market value as reasonably determined by an investment banking firm selected by the Requisite Holders and reasonably acceptable to the Corporation, with the reasonable costs of such determination to be borne by the Corporation.
E.	“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

F.	“Common Stock Equivalents” means any securities of the Corporation or of any subsidiary of the Corporation that would entitle the holder thereof to acquire, directly or indirectly, at any time, Common Stock or any security of any subsidiary of the Corporation, including, without limitation, any debt, preferred stock, right, option, warrant or other agreement, document or instrument that is at any time convertible into, exercisable for or exchangeable for, or otherwise entitles the holder thereof to receive, directly or indirectly, Common Stock or any security of any subsidiary of the Corporation.

G.	“Conversion Date” means, for any Optional Conversion, the date specified in the notice of conversion in the form attached hereto (the “Notice of Conversion”), so long as a copy of the Notice of Conversion is delivered via electronic mail resulting in notice to the Corporation before 11:59 p.m., New York City time, on the Conversion Date indicated in the Notice of Conversion; provided, however, that if the Notice of Conversion is not so e-mailed before such time, then the Conversion Date shall be the date the holder e-mails the Notice of Conversion to the Corporation.

H.	“Conversion Price” means the price obtained by dividing $1,000 by the Conversion Rate, and shall be subject to adjustment as set forth in Article IX below.

I.	“Conversion Rate” means the Series A Preferred Conversion Rate, as set forth in Annex II attached to the Purchase Agreement.

J.	“Face Amount” shall mean, with respect to the Series A Preferred Stock, $1,000 per share, as adjusted (i) for stock splits, stock dividends,

combinations, recapitalizations, reclassifications or the like and (ii) with respect to any given share or shares of Series A Preferred Stock, to account for any accretion in the Face Amount as a result of accrued but unpaid dividends or any other increase provided for in this Certificate of Designations.

K.	“Measurement Date” means for purposes of any issuance of securities, the date of issuance thereof.

L.	“Original Issue Date” means, with respect to each share of Series A Preferred Stock, the date of issuance of such share.

M.	“Other Stock” means (i) any class or series of preferred stock or other capital stock of the Corporation, other than Common Stock, Common Stock Equivalents and Series A Preferred Stock and (ii) any securities of the Corporation or of any subsidiary of the Corporation that would entitle the holder thereof to acquire, directly or indirectly, at any time any capital stock listed in clause (i), including, without limitation, any debt, preferred stock, right, option, warrant or other agreement, document or instrument that is at any time convertible into, exercisable for or exchangeable for, or otherwise entitles the holder thereof to receive, directly or indirectly, any capital stock listed in clause (i).

N.	Unless otherwise expressly provided in this Certificate of Designations, each reference to a “person” refers to any individual, entity or association, including, without limitation, any corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, and trust, business trust or other organization, whether or not a legal entity, or a government or agency or any political subdivision thereof.

O.	“Requisite Holders” means the holders of at least ninety-five percent (95%) of the then outstanding shares of Series A Preferred Stock, voting together as one class.

P.	“Trading Day” means, except as set forth below, a day on which the Corporation’s securities are traded on a Trading Market; provided, however, that in the event that the Corporation’s securities are not traded on a Trading Market, then Trading Day shall mean any day except Saturday, Sunday and any day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

Q.	“Trading Market” means the OTC Bulletin Board or the Pink Sheets, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, the New York Stock Exchange, the NYSE, Amex or any of the markets operated by the OTC Markets Group, Inc., or any successor markets thereto.

III. DIVIDENDS
A.	Holders of Series A Preferred Stock shall be entitled to receive, and the Corporation shall pay, cumulative mandatory dividends at the rate per share of seven percent (7%) of the Face Amount per annum, payable quarterly on each March 31, June 30, September 30 and December 31, beginning on the first such date after the applicable Original Issue Date (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day). Such dividends shall be payable in additional shares of Series A Preferred Stock valued for this purpose at the Face Amount; provided, however, that if such additional shares of Series A Preferred Stock are not legally available for the payment of dividends on the Series A Preferred Stock, such dividends shall, effective on the close of business on a Dividend Payment Date with respect to an unpaid dividend, accrete to, and increase, the Face Amount of the Series A Preferred Stock. Dividends on the Series A Preferred Stock shall be calculated on the basis of a three hundred sixty (360) day year, consisting of twelve (12) thirty (30) day periods, shall accrue daily commencing on the applicable Original Issue Date, and, subject to the preceding sentence, shall be deemed to accrue from such applicable Original Issue Date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The record date for determining the holders of Series A Preferred Stock entitled to dividends pursuant to this Paragraph A. shall be the fifth (5th) Trading Day before the Dividend Payment Date. If any such cumulative dividends would result in the issuance of a fractional share of Series A Preferred Stock, the Corporation shall issue a fractional share therefor, rounded to the nearest 1/1000th of a share. For the avoidance of doubt, (i) for purposes of any conversion or redemption of shares of Series A Preferred Stock, any amount accreted to the Face Amount of such shares pursuant to this Paragraph A. as of such conversion or redemption shall not be deemed accrued but unpaid dividends and (ii) in the event of a conversion or redemption that occurs between Dividend Payment Dates, dividends shall be deemed to accrue through the date of such conversion or redemption, even if such accrual is less than a full quarterly dividend period.

B.	For any other dividends or distributions by the Corporation, Holders of Series A Preferred Stock will participate with the holders of Common Stock on an as-converted basis.
IV. CONVERSION
A.	Conversion at the Option of the Holder. Subject to the limitations on conversions contained in Paragraph C. of this Article IV., each holder of shares of Series A Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of Series A Preferred

Stock into a number of fully paid and non-assessable shares of Common Stock determined in accordance with the following formula:
Face Amount
Conversion Price
Following the effectiveness of any Optional Conversion, the shares of Series A Preferred Stock so converted shall also entitle the former holder of such shares to receive, on the Dividend Payment Date next following such conversion, a number of shares of Series A Preferred Stock equal to the unpaid dividends that accrued on the shares so converted through the date of such conversion, divided by the Face Amount.
B.	Mechanics of Conversion. In order to effect an Optional Conversion, a holder shall deliver via electronic mail a copy of the fully executed Notice of Conversion (in the form attached hereto) to the Corporation (Attention: [Secretary]). Such notice shall be delivered to [•]@[•].com or such other address as the Corporation may, from time to time, provide to the holders upon delivery of a written notice. Upon receipt by the Corporation of a copy of a Notice of Conversion from a holder, the Corporation shall promptly send, via facsimile or electronic mail, a confirmation to such holder stating that the Notice of Conversion has been received, the date upon which the Corporation expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Corporation regarding the conversion.
(i)	Delivery of Common Stock Upon Conversion. The Corporation (itself, or through its transfer agent) shall, no later than the second Trading Day following the Conversion Date (the “Delivery Period”), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee a certificate representing that number of shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock being converted. Notwithstanding the foregoing, if the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program or any other program that provides for the electronic delivery of Common Stock, the Corporation shall cause its transfer agent, by the end of the Delivery Period, to electronically transmit the Common Stock (not in physical stock certificate form) issuable upon conversion to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system or with any such equivalent program.
(ii)	Taxes. The Corporation shall pay any and all taxes that may be imposed upon it with respect to the issuance and delivery of the shares of Common Stock upon the conversion of the Series A Preferred Stock.

(iii)	No Fractional Shares. If any conversion of Series A Preferred Stock would result in the issuance of a fractional share of Common Stock, such fractional share shall be payable in cash based upon the Closing Sales Price on the Trading Day immediately preceding the Conversion Date and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock shall be the next lower whole number of shares.
(iv)	Conversion Disputes. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock as are not disputed in accordance with Subparagraph (i) above. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant holder and the Corporation, the Corporation shall submit the disputed calculations to an independent outside accountant within three Trading Days of receipt of the Notice of Conversion. The accountant, at the Corporation’s sole expense, shall promptly audit the calculations and notify the Corporation and the holder of the results no later than three Trading Days from the date it receives the disputed calculations. The accountant’s calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with Subparagraph (i) above.
C.	Limitations on Conversions. Notwithstanding anything in this Certificate of Designations to the contrary, in no event shall any holder of shares of Series A Preferred Stock have the right to convert shares of Series A Preferred Stock into shares of Common Stock (x) to the extent that such issuance or sale or right to effect such conversion would result in the holder or any of its affiliates together Beneficially Owning more than 9.999% of the then issued and outstanding shares of Common Stock or (y) if such holder or any of its affiliates together Beneficially Own more than 9.999% of the then issued and outstanding Common Stock immediately prior to such purported issuance, sale, transfer or conversion. The restriction contained in this Paragraph C. may not be waived. Any purported conversion effected in violation of this Paragraph C. shall be null and void. Certificates representing shares of Series A Preferred Stock shall have imprinted, typed, stamped or otherwise affixed thereon a legend in substantially the following form:
THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND CONVERSION RESTRICTIONS AND MAY BE TRANSFERRED OR CONVERTED ONLY AS PERMITTED BY THE TERMS OF THE CERTIFICATE OF DESIGNATIONS SETTING FORTH THE RIGHTS, POWERS AND PREFERENCES OF SUCH PREFERRED STOCK, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE UPON A REQUEST THEREFOR SUBMITTED TO THE SECRETARY.

V. RESERVATION OF SHARES OF COMMON STOCK
A.	If the authorized and unissued number of shares of Common Stock (the “Reserved Amount”) for any three consecutive Trading Days (the last of such three Trading Days being the “Authorization Trigger Date”) shall be less than a number sufficient to provide for the conversion in full, at the then current Conversion Price thereof, without taking into account the limitations on conversion set forth in Article IV.C., of all of the Series A Preferred Stock (i) then outstanding; (ii) then issuable; and (iii) then issuable as the payment of dividends on the Series A Preferred Stock described in clause (i) or (ii) for a period of four (4) years (the “Required Reserve Amount”), then the Corporation shall immediately notify the holders of Series A Preferred Stock of such occurrence and shall take immediate action (including, if necessary, seeking stockholder approval to increase the number of shares of Common Stock that the Corporation is authorized to issue) to increase the Reserved Amount to the Required Reserve Amount. If the Reserved Amount shall be less than the Required Reserve Amount for more than fifteen (15) days in any twelve (12) month period, then each holder of Series A Preferred Stock may elect, by delivery of a notice to the Corporation, to have such holder’s outstanding shares of Series A Preferred Stock redeemed at the Face Amount (plus the amount of any accrued but unpaid dividends thereon) out of funds legally available therefor by the Corporation. Nothing contained in this Article V.A. shall limit any other rights or remedies of the holders of the Series A Preferred Stock hereunder or under applicable law.
VI. FAILURE TO SATISFY CONVERSIONS
A.	Conversion Defaults. If, at any time, (i) a holder of shares of Series A Preferred Stock submits a Notice of Conversion and the Corporation fails for any reason (including without limitation because such issuance would exceed such holder’s allocated portion of the Reserved Amount, but not including because of the limitations set forth in Article IV.C.) to deliver in strict accordance with the terms hereof, on or prior to the last Trading Day of the Delivery Period for such conversion, such number of shares of Common Stock to which such holder is entitled upon such conversion or (ii) the Corporation provides written notice to any holder of Series A Preferred Stock (or makes a public announcement via press release) at any time of its intention not to issue shares of Common Stock upon exercise by any holder of its conversion rights in accordance with the terms of this Certificate of Designations (each of (i) and (ii) being a “Conversion Default”), then, in either such case, if such Conversion Default is not cured within five Trading Days of its initial occurrence, each holder of Series A Preferred Stock may elect, by delivery of a notice (the “Conversion Default Notice”) to the Corporation, to have such holder’s outstanding shares of Series A Preferred Stock redeemed at the Face Amount (plus the amount of any accrued but unpaid dividends thereon) out of funds legally available therefor by the Corporation.

B.	Buy-In Cure. Without limiting the other rights or remedies of the holders (including, but not limited to, the right to redemption under Article VI.A.), if (i) the Corporation fails to timely deliver during the Delivery Period shares of Common Stock to a holder upon a conversion of shares of Series A Preferred Stock and (ii) thereafter, such holder purchases (in an open market transaction or otherwise) shares of Common Stock (the “Cover Shares”) to make delivery in satisfaction of a sale by such holder of the shares of Common Stock (the “Sold Shares”) that such holder anticipated receiving upon such conversion (a “Buy-In”), at the election of the holder as a redemption out of funds legally available therefor, the Corporation shall pay such holder (in addition to any other remedies available to the holder) the amount equal to such holder’s total purchase price (including brokerage commissions, if any) for the Cover Shares and, upon making such payment, the Corporation’s conversion obligations shall be deemed satisfied and the Series A Preferred Stock that was tendered pursuant to the Notice of Conversion shall thereupon be cancelled and the holder shall not have any further right or remedy against the Corporation with respect to such shares of Series A Preferred Stock that were tendered pursuant to the Notice of Conversion. A holder shall provide the Corporation written notification and supporting documentation indicating any amounts payable to such holder pursuant to this Article VI.B. The Corporation shall make any payments required pursuant to this Article VI.B. in accordance with and subject to the provisions of Article XII.I.
VII. RANK
     All shares of the Series A Preferred Stock shall rank (i) senior to (a) the Corporation’s Common Stock; (b) the Common Stock Equivalents in existence as of the Closing Date; and (c) any Common Stock Equivalents and any Other Stock created after the Closing Date (unless, with the consent of the Requisite Holders obtained in accordance with Article XI. hereof, such Common Stock Equivalents or Other Stock specifically, by their terms, rank senior to or pari passu with the Series A Preferred Stock) (collectively with the Common Stock and the Common Stock Equivalents in existence as of the Closing Date, “Junior Securities”); (ii) pari passu with any Common Stock Equivalents and Other Stock created after the Closing Date (with the written consent of the Requisite Holders obtained in accordance with Article XI. hereof) specifically ranking, by their terms, on parity with the Series A Preferred Stock (the “Pari Passu Securities”); and (iii) junior to any Common Stock Equivalents or Other Stock created after the Closing Date (with the written consent of the Requisite Holders obtained in accordance with Article XI. hereof) specifically ranking, by their terms, senior to the Series A Preferred Stock (collectively, the “Senior Securities”), in each case as to dividends or distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. Each share of Series A Preferred Stock shall rank pari passu with each other share of Series A Preferred Stock as to dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

VIII. LIQUIDATION PREFERENCE
A.	If:
(i)	the Corporation shall (1) commence a voluntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law; (2) consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property; or (3) make an assignment for the benefit of its creditors;

(ii)	a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of sixty (60) consecutive days; or

(iii)	the Corporation enters into a transaction or a series of related transactions that would result in a Change of Control or Corporate Change;
and, on account of any such event as set forth in Subparagraphs (i), (ii) or (iii), the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up (a “Deemed Liquidation Event”), then in each case, no distribution shall be made to the holders of any shares of capital stock of the Corporation (other than Senior Securities pursuant to the rights, preferences and privileges thereof) upon liquidation, dissolution or winding up unless prior thereto the holders of shares of Series A Preferred Stock shall have received the Liquidation Preference with respect to each share then outstanding. If, upon the occurrence of a Deemed Liquidation Event, the assets and funds legally available for distribution among the holders of the Series A Preferred Stock and holders of Pari Passu Securities, if any, shall be insufficient to permit the payment to such holders of the preferential amounts payable thereon, then the entire assets and funds of the Corporation legally available for distribution to the Series A Preferred Stock and the Pari Passu Securities, if any, shall be distributed ratably among such shares in proportion to the ratio that the Liquidation Preference payable on each such share bears to the aggregate Liquidation Preference payable on all such shares.
B.	The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, if approved by the Requisite Holders, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Corporation.

C.	The “Liquidation Preference” with respect to a share of Series A Preferred Stock means an amount equal to the Face Amount thereof plus all accrued and unpaid dividends on the Series A Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). The Liquidation Preference with respect to any Pari Passu Securities, if any, shall be as set forth in the Certificate of Designations filed in respect thereof.
IX. ADJUSTMENTS TO THE CONVERSION PRICE
The Conversion Price shall be subject to adjustment from time to time as follows:
A.	Stock Splits, Stock Dividends, Etc. If, at any time on or after the Closing Date, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event (in each case, whether by merger or otherwise), then, after the date of record for such event, the Conversion Price shall be proportionately reduced. If the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event (in each case, whether by merger or otherwise), then, after the date of record for such event, the Conversion Price shall be proportionately increased. In any such event described in this Paragraph A., the Corporation shall notify the Corporation’s transfer agent of such change on or before the effective date thereof.

B.	Adjustment Due to Merger, Consolidation, Etc. With respect to each share of Series A Preferred Stock, if, at any time after the Closing Date, there shall be:
(i)	any recapitalization, reclassification or change of the outstanding shares of Common Stock (but not of such share of Series A Preferred Stock), other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a transaction causing an adjustment pursuant to Article IX.A.;
(ii)	any Change of Control transaction or event of the type set forth in Articles II.B.(i), II.B.(ii) or II.B.(iv), in each case pursuant to which the Common Stock (but not such share of Series A Preferred Stock) is converted into or exchanged for capital stock or other securities of the Corporation or any subsidiary of the Corporation or any other person (or the right to receive any such stock or securities) or into any property (including, without limitation, cash and the right to receive cash or other property) or any combination of the foregoing; or
(iii)	any share exchange pursuant to which all of the outstanding shares of Common Stock (but not such share of Series A Preferred Stock) are converted into or exchanged for capital stock or other securities of the

Corporation or any subsidiary of the Corporation or any other person (or the right to receive any such securities) or into any property (including, without limitation, cash and the right to receive cash or other property) or into any combination of the foregoing (each of Subparagraphs (i) - (iii) of this Paragraph B. being a “Corporate Change”);
then in each case, the holder of such share of Series A Preferred Stock shall thereafter have the right to receive upon conversion, in lieu of the shares of Common Stock otherwise issuable, such shares of stock, securities and/or other property as would have been issued or payable in such Corporate Change if such share of Series A Preferred Stock had been converted into Common Stock immediately prior to such Corporate Change without taking into account the limitations on conversion set forth in Article IV. The Corporation shall not effect any Corporate Change unless: (i) each holder of Series A Preferred Stock has received written notice of such transaction at least twenty (20) days prior thereto, but in no event later than ten (10) days prior to the record date for the determination of stockholders entitled to vote with respect thereto; and (ii) the resulting successor or acquiring entity (if not the Corporation) assumes by written instrument (in form and substance reasonable satisfactory to the Requisite Holders) the obligations of this Certificate of Designations. The above provisions shall apply regardless of whether or not there would have been a sufficient number of shares of Common Stock authorized and available for issuance upon conversion of the shares of Series A Preferred Stock outstanding as of the date of such transaction, and shall similarly apply to successive recapitalizations, changes, conversions, combinations, reclassifications, consolidations, mergers, sales, transfers or share exchanges.

C.	Adjustment Due to Distribution. If, at any time after the Closing Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock other than a dividend for which an adjustment is provided under Paragraphs A. or D. of this Article IX.), by way of return of capital or otherwise (including, without limitation, any dividend or distribution to the Corporation’s stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the holders of Series A Preferred Stock shall be entitled, upon any conversion of shares of Series A Preferred Stock after the date of record for determining stockholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the holder with respect to the shares of Common Stock issuable upon such conversion had such holder been the holder of such shares of Common Stock on the record date for the determination of stockholders entitled to such Distribution. If the Distribution involves rights, warrants, or options and the right to exercise or convert such right, warrant or option would expire in accordance with its terms prior to the conversion of the Series A Preferred Stock, then the terms of such right, warrant or option shall provide that such exercise or convertibility right shall remain in effect until 10 days after the date the holder of Series A Preferred Stock receives such right, warrant or option pursuant to the conversion thereof.

D.	Purchase Rights. If, at any time after the Closing Date, the Corporation issues any securities (“Purchase Rights”) that are convertible into or exercisable or exchangeable for or impart a right to purchase securities other than Common Stock or Common Stock Equivalents (whether of the Corporation or any subsidiary of the Corporation) pro rata to the record holders of any class of Common Stock, then the holders of Series A Preferred Stock will be entitled to acquire (at the same time the holders of Common Stock receive such Purchase Rights), upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A Preferred Stock (without giving effect to the limitations on conversion set forth in Article IV.) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

E.	Adjustment Due to Dilutive Issuances.
(i)	Dilutive Issuance. Except as otherwise provided in Paragraphs A. and B. of this Article IX., if and whenever the Corporation issues or sells, or in accordance with Article IX.E.(ii) hereof is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share less than the Conversion Price on the Measurement Date for such shares of Common Stock (a “Dilutive Issuance”), then effective immediately upon the such Dilutive Issuance, the Conversion Price will be adjusted to equal the per share price at which such shares were issued, sold or deemed to have been issued or sold in such Dilutive Issuance.
(ii)	Effect on Conversion Price of Certain Events. For purposes of determining the adjusted Conversion Price under Subparagraph (i), the following will be applicable:
(a)	Issuance of Options. If the Corporation in any manner issues or grants any warrants, rights or options, whether or not immediately exercisable, to subscribe for or to purchase Common Stock or Common Stock Equivalents (such warrants, rights and options to purchase Common Stock or Common Stock Equivalents are hereinafter referred to as “Options”) and the price per share for which Common Stock is issuable upon the exercise of such Options (and the price of any conversion of Common Stock Equivalents, if applicable) is less than the Conversion Price (in effect on the Measurement Date of such Options) (“Below Conversion Price Options”), then the maximum total number of shares of Common Stock issuable upon the exercise of all such Below Conversion Price Options (assuming full exercise, conversion or exchange of Common Stock Equivalents, if applicable) will, as of the date of the issuance or grant of such Below Conversion Price Options, be deemed to be outstanding and to have been issued and sold by the Corporation for such price per share. For purposes of the preceding sentence, the “price per share for which Common Stock is issuable upon the exercise of such Below Conversion Price Options” is determined by dividing (i) the minimum aggregate amount of consideration, if any, payable to the Corporation upon the exercise of all such Below Conversion Price Options, plus, in the case of Common Stock Equivalents issuable upon the exercise of such Below Conversion Price Options, the minimum aggregate amount of consideration payable upon the exercise, conversion or exchange thereof at the time such Common Stock Equivalents first become exercisable, convertible or exchangeable by (ii) the maximum total number of shares of Common Stock issuable upon the exercise of all such Below Conversion Price Options (assuming full conversion of Common Stock Equivalents, if applicable). No further adjustment to the Conversion Price will be made upon the actual issuance of such Common Stock upon the exercise of such Below Conversion Price Options or upon the exercise, conversion or exchange of Common Stock Equivalents issuable upon exercise of such Below Conversion Price Options.
(b)	Issuance of Common Stock Equivalents. If the Corporation in any manner issues or sells any Common Stock Equivalents, whether or not immediately exercisable, convertible or exchangeable (other than where the same are issuable upon the exercise of Options), and the price per share for which Common Stock is issuable upon such exercise, conversion or exchange of such Common Stock Equivalents is less than the Conversion Price (in effect on the Measurement Date for such Common Stock Equivalents), then the maximum total number of shares of Common Stock issuable upon the exercise, conversion or exchange of all such Common Stock Equivalents will, as of the date of the issuance of such Common Stock Equivalents, be deemed to be outstanding and to have been issued and sold by the Corporation for such price per share. For the purposes of the preceding sentence, the “price per share for which Common Stock is issuable upon such exercise, conversion or exchange” is determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the issuance or sale of all such Common Stock Equivalents, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the exercise, conversion or exchange thereof at the time such Common Stock Equivalents first become exercisable, convertible or exchangeable by (ii) the maximum total number of shares of Common Stock issuable upon the exercise, conversion or exchange of all such Common Stock Equivalents. No further adjustment to the Conversion Price will be made upon the actual issuance of such Common Stock upon exercise, conversion or exchange of such Common Stock Equivalents.
(iii)	Change in Option Price or Conversion Rate. If there is a change at any time in (a) the amount of consideration payable to the Corporation upon the exercise of any Options; (b) the amount of consideration, if any, payable to the Corporation upon the exercise, conversion or exchange of any Common Stock Equivalents; or (c) the rate at which any Common Stock Equivalents are convertible into or exchangeable for Common Stock, such change shall be deemed to be a new issuance of such Option or Common Stock Equivalent as of the date of such change for purposes of this Article IX.E., and the Conversion Price in effect at the time of such change will be readjusted in accordance with Paragraphs (i), (ii) or (iii) of this Article IX.E., as applicable.
(iv)	Calculation of Consideration Received. If any Common Stock, Options or Common Stock Equivalents are issued, granted or sold for cash, the consideration received therefor will be the amount received by the Corporation therefor, after deduction of all underwriting discounts or allowances in connection with such issuance, grant or sale. In case any Common Stock, Options or Common Stock Equivalents are issued or sold for a consideration part or all of which shall be other than cash, the amount of the consideration other than cash received by the Corporation will be the fair market value of such consideration as determined by a majority of the Board of Directors and the Requisite Holders, except where such consideration consists of securities, in which case the amount of consideration received by the Corporation will be the market price thereof as of the date of receipt; in the event that the Board of Directors and the Requisite Holders cannot agree on the value of such consideration, then the matter shall be promptly submitted to an independent accountant mutually agreed upon by the Board of Directors and the Requisite Holders, whose determination shall be binding, absent manifest error. In case any Common Stock, Options or Common Stock Equivalents are issued in connection with any merger or consolidation in which the Corporation is the surviving corporation, the amount of consideration therefor will be deemed to be the fair market value of such portion of the net assets and business of the non-surviving corporation as is attributable to such Common Stock, Options or Common Stock Equivalents, as the case may be. Notwithstanding anything else herein to the contrary, if Common Stock, Options or Common Stock Equivalents are issued, granted or sold in conjunction with each other as part of a single transaction or in a series of related transactions, a deduction shall be made to the issuance price of any such securities to account for the fair value of any of the other securities issued, granted or sold in conjunction therewith or as part of the same transaction or series of related transactions. An adjustment pursuant to this Article IX. shall be made, if applicable, for each separate security issued, granted or sold as if such security was not issued, granted or sold in conjunction with any other security as part of a single transaction or in a series of related transactions.
(v)	No adjustment shall be made pursuant to this Paragraph E. if such adjustment would result in an increase in the Conversion Price.
F.	Exceptions to Adjustment of Conversion Price. Paragraph E of this Article IX shall not apply to any of the following: (i) the grant or exercise of any stock or options to employees, directors or consultants of the Corporation which may hereafter be granted to or exercised by any employee, director or consultant under any stock option, employee stock purchase or similar benefit plan of the Corporation now existing or to be implemented in the future, so long as the issuance of such stock or options is approved (by vote or written consent, as provided by the DGCL) by a majority of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose; (ii) upon issuance or conversion of the Series A Preferred Stock; or (iii) any other transaction as to which the Requisite Holders shall have waived in writing any anti-dilution adjustment hereunder.

G.	Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article IX. amounting to a more than five percent (5%) change in such Conversion Price, the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish to such holder a like certificate setting forth (i) such adjustment or readjustment; (ii) the Conversion Price at the time in effect; or (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of Series A Preferred Stock.
X. VOTING RIGHTS
A.	The holders of the Series A Preferred Stock have no voting power whatsoever, except as otherwise required by the DGCL, or as contemplated in Article IX.B., this Article X. or Article XI.

B.	Notwithstanding the above:

(i)	The Corporation shall be required to obtain the approval of the Requisite Holders of the outstanding Series A Preferred Stock (by vote or written consent, as provided by the DGCL), with the Series A Preferred Stock voting together with the Common Stock on an as-converted basis, without regard to the limitations on conversion set forth in Article IV., prior to the consummation of any transaction that would result in a Deemed Liquidation Event.
(ii)	The Corporation shall provide each holder of Series A Preferred Stock with prior notification of any meeting of the stockholders (and copies of proxy materials and other information sent to stockholders).
(iii)	If the Corporation takes a record of its stockholders for the purpose of determining stockholders entitled to (a) receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation or recapitalization) any share of any class or any other securities or property, or to receive any other right or (b) to vote in connection with any proposed Deemed Liquidation Event, then in each case, the Corporation shall mail a notice to each holder, at least ten (10) days prior to the record date specified therein (or twenty (20) days prior to the consummation of the transaction or event, whichever is earlier, but in no event earlier than public announcement of such proposed transaction), of the date on which any such record is to be taken for the purpose of such vote, dividend, distribution, right or other event, and a brief statement regarding the amount and character of such vote, dividend, distribution, right or other event to the extent known at such time.
To the extent that under the DGCL the vote of the holders of the Series A Preferred Stock, voting together as a single class, is required to authorize a given action of the Corporation, the affirmative vote of the Requisite Holders (except as otherwise may be required under the DGCL) shall constitute the approval of such action by such class; provided, however, that if the DGCL requires only the separate vote of any one or more, but not all, of the series of Series A Preferred Stock, the affirmative vote of at least ninety-five percent (95%) of the voting power of such one or more series, voting together as a single class, shall constitute the approval of such action by the Series A Preferred Stock in lieu of the approval of the Requisite Holders. To the extent that under the DGCL holders of the Series A Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible (subject to the limitations on conversion contained in Article IV.C.) using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated. The Corporation shall not (i) combine the outstanding shares of any series of Series A Preferred Stock into a smaller number of shares of such series (whether by reclassification, merger, stock split or otherwise) or (ii) subdivide the outstanding shares of any series of Series A Preferred Stock into a greater number of shares of such series (whether by reclassification, merger, stock split, stock dividend or otherwise) without the approval (by vote or written consent, as provided by the DGCL) of the Requisite Holders.

XI. PROTECTION PROVISIONS
So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, and shall not allow any of its subsidiaries to, take any of the following actions (in each case whether by merger, consolidation, conversion or otherwise) without first obtaining the approval (by vote or written consent, as provided by the DGCL) of the Requisite Holders:
A.	amend, alter, change or repeal the rights, powers, preferences or privileges of the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely; provided, however, that if such amendment, alteration, change or repeal would affect adversely the rights, powers, preferences or privileges of any one or more series of Series A Preferred Stock but shall not so affect each series of Series A Preferred Stock, this Paragraph A. shall require the approval (by vote or written consent, as provided by the DGCL) of the Requisite Holders of Series A Preferred Stock adversely affected, voting together as a single class, in lieu of the approval of the Requisite Holders required by this Paragraph A.;

B.	amend, alter, change or repeal any provision of the Corporation’s (i) Bylaws or (ii) Certificate of Incorporation (including, for the avoidance of doubt, any Certificate of Designation or Certificate of Designations (including this Certificate of Designations) filed pursuant to Section 151(g) of the DGCL), so as to affect the Series A Preferred Stock adversely (including, but not limited to, increasing the authorized number of shares of Series A Preferred Stock (except as may be necessary to allow the Corporation to fulfill the obligations of the Corporation in Article III.);

C.	increase the par value of the Common Stock; or

D.	authorize, create or issue Senior Securities or Pari Passu Securities (except for the issuance of additional shares of Series A Preferred Stock as may be necessary to allow the Corporation to fulfill the obligations of the Corporation in Article III.).
XII. MISCELLANEOUS
A.	Cancellation of Series A Preferred Stock. If any shares of Series A Preferred Stock are converted pursuant to Article IV. or redeemed or repurchased by the Corporation, the Corporation shall take all actions necessary to cause the shares so converted or redeemed to be canceled and return to the status of authorized, but unissued preferred stock of no designated series, and such shares shall not be issuable by the Corporation as Series A Preferred Stock.

B.	Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any stock certificate(s) representing shares of Series A Preferred Stock (each a “Preferred Stock Certificate”) and (ii) (y) in the case of loss, theft or destruction, of indemnity (without any bond or other security) reasonably satisfactory to the

Corporation, or (z) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver Series A Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost or stolen Preferred Stock Certificate(s) if the holder contemporaneously requests the Corporation to convert in full all shares of Series A Preferred Stock represented by such Preferred Stock Certificate(s).

C.	Allocation of Reserved Amount. The Reserved Amount shall be allocated pro rata among the holders of Series A Preferred Stock based on the number of shares of Series A Preferred Stock issued to each holder then held of record by such holder. Each increase to the Reserved Amount shall be allocated pro rata among the holders of Series A Preferred Stock based on the number of shares of Series A Preferred Stock held by each holder at the time of the increase Reserved Amount. Any portion of the Reserved Amount which remains allocated to any person or entity which does not hold any Series A Preferred Stock shall be allocated to the remaining holders of shares of Series A Preferred Stock, pro rata based on the number of shares of Series A Preferred Stock then held of record by such holders.

D.	Quarterly Statements of Available Shares. For each calendar quarter beginning after the Closing Date occurs and thereafter so long as any shares of Series A Preferred Stock are outstanding, the Corporation shall deliver (or cause its transfer agent to deliver) to each holder upon its written request a written report notifying such holder of any occurrence which prohibits the Corporation from issuing Common Stock upon any such conversion. The report shall also specify (i) the total number of shares of Series A Preferred Stock outstanding as of the end of such quarter; (ii) the total number of shares of Common Stock issued upon all conversions of Series A Preferred Stock prior to the end of such quarter; (iii) the total number of shares of Common Stock which are reserved for issuance upon conversion of the Series A Preferred Stock as of the end of such quarter; and (iv) the total number of shares of Common Stock which may thereafter be issued by the Corporation upon conversion of the Series A Preferred Stock before the Corporation would exceed the Reserved Amount. In addition, the Corporation shall provide (or cause its transfer agent to provide), as promptly as practicable delivery to the Corporation of a written request by any holder, any of the information enumerated in clauses Subparagraphs (i) — (iv) of this Paragraph D. as of the date of such request.

E.	Status as Stockholder. Upon submission of a Notice of Conversion by a holder of Series A Preferred Stock, (i) the shares covered thereby shall be deemed converted into shares of Common Stock and (ii) the holder’s rights as a holder of such converted shares of Series A Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such holder because of a failure by the

Corporation to comply with the terms of this Certificate of Designations. Notwithstanding the foregoing, if a holder has not received all shares of Common Stock prior to the last Trading Day of the Delivery Period with respect to a conversion of Series A Preferred Stock for any reason, then (unless the holder otherwise elects to retain its status as a holder of Common Stock by so notifying the Corporation within five Trading Days after the expiration of such Delivery Period) the holder shall regain the rights of a holder of Series A Preferred Stock with respect to such unconverted shares of Series A Preferred Stock and the Corporation shall, as soon as practicable, return any certificate representing such unconverted shares to the holder. In all cases, the holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series A Preferred Stock.

F.	Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the written consent of the Requisite Holders, unless a higher percentage is required by applicable law, in which case the written consent of the holders of not less than such higher percentage shall be required.

G.	Reference to Other Agreements and Documents. When the terms of this Certificate of Designations refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the secretary of the Corporation shall maintain a copy of such agreement or document at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor. Unless otherwise provided in this Certificate of Designations, a reference to any specific agreement or other document shall be deemed a reference to such agreement or document as amended from time to time in accordance with the terms of such agreement or document.

H.	Severability. If any term of any series of Series A Preferred Stock is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of such series of Series A Preferred Stock as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of any series of Series A Preferred Stock will be deemed dependent upon any other such term unless so expressed in this Certificate of Designations.

I.	Payment of Cash; Defaults. Whenever the Corporation is required to make any cash payment to a holder under this Certificate of Designations (upon redemption or otherwise), such cash payment shall be made to the holder within three Trading Days after delivery by such holder of a notice specifying that the holder elects to receive such payment in cash and the method (e.g., by check, wire transfer) in which such payment should be made and any supporting documentation reasonably requested by the Corporation to substantiate the holder’s claim to such cash payment or the amount thereof. If such payment is not delivered within such three Trading Day period, such holder shall thereafter be entitled to interest on the unpaid amount at a per annum rate equal to the lower of eighteen percent (18%) and the highest interest rate permitted by applicable law until such amount is paid in full to the holder. In the event of the Corporation’s breach of any representation, warranty, covenant or other term in any of the Transaction Documents (as defined in the Purchase Agreement), the Corporation shall promptly provide written notice of such breach to the holders of the issued and outstanding Series A Preferred Stock, whereupon each holder of Series A Preferred Stock may elect, by delivery of a notice to the Corporation, to have such holder’s outstanding shares of Series A Preferred Stock redeemed at the greater of (i) the Face Amount (plus the amount of any accrued but unpaid dividends thereon); or (ii) the product of (a) the Closing Sales Price one Trading Day prior to the delivery of such notice, by (b) the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock (at the Conversion Rate in effect on the date the redemption is paid), without regard to the conversion limits set forth in Article IV.C, in each case to the extent that funds of the Corporation are legally available therefor.
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     IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation this [•] day of [•], 2011.

RXi Pharmaceuticals Corporation
By:
	Name:	Mark J. Ahn, Ph.D.
	Title:	President and Chief Financial Officer

NOTICE OF CONVERSION
(To be Executed by the Registered Holder in order to Convert the Series A Preferred Stock)
     The undersigned hereby irrevocably elects to convert [insert number of shares to nearest 1/1000th] shares of Series A Preferred Stock (the “Conversion”), represented by stock certificate No(s). [•] (the “Preferred Stock Certificates”), into shares of common stock (“Common Stock”) of [Spinco] (the “Corporation”) according to the conditions of the Certificate of Designations, Preferences and Rights of Series A Preferred Stock, as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the holder for any conversion, except for transfer taxes, if any. Each Preferred Stock Certificate is attached hereto (or evidence of loss, theft or destruction thereof).
     The Corporation shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee (which is [•]) with DTC through its Deposit Withdrawal Agent Commission System (“DTC Transfer”).
     The undersigned acknowledges that these securities are “restricted securities” under the Securities Act of 1933, as amended (the “Act”), and accordingly agrees that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Series A Preferred Stock have been or will be made only pursuant to an effective registration of the transfer of the Common Stock under the Act, or pursuant to an exemption from registration under the Act.

Date of Conversion:

Applicable Conversion Price:

Shares of Common Stock Beneficially Owned:

Signature

Printed Name

Date:

Address: